August 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Specificity, Inc.

Registration Statement on Form S-1

Filed June 23, 2021

File No. 333-257323

Ladies and Gentlemen:

On behalf of our Company, Specificity., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the registration statement on Form S-1 (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 21, 2021 regarding your review of the registration statement on Form 1-A, which was filed with the Commission on June 23, 2021.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Registration Statement on Form S-1 Filed June 23, 2021

General

1.	Please disclose the dilution information required by Item 506 of Regulation S-K.

We have included a dilution table regarding the shares being issued by the Company.

Cover Page

2.	f of the selling stockholders in this offering. In this regard, we note that the disclosure on your cover page, page 8, and your legal opinion provides that the company will be offering up to 900,000 shares of common stock and that you are registering 865,000 shares of common stock for resale by the selling stockholders. Yet, your disclosure on pages 20 and 42 provide that 1,911,111 shares of your common stock are being registered for resale on behalf of selling stockholders. Further, your disclosure on page 42 states that "675,000 shares [are] being offered by the Company."

We have generally clarified and corrected in any consistencies regarding the number of shares being offered, throughout.

3.	Please disclose on your prospectus cover page and in your prospectus summary the percent of the voting power of your company controlled by your chief executive officer. In addition, please revise to add disclosure on your prospectus cover page discussing the disparate voting rights of your Series A and B Preferred Stock.

We have added reference to the Series A Preferred Stock in regards to voting rights.

Prospectus Summary

Summary, page 6

4.	On page 7, you disclose that you "believe that the maximum amount of funds generated from the Offering will provide us with enough proceeds to fund our plan for marketing and operations for up to twelve months after the completion of this Offering." However, in your risk factor disclosure on page 13 you state that, "We require minimum funding of approximately $150,000 to conduct our proposed operations for a period of one year." Please revise the disclosure throughout your prospectus to clarify the amount of funds you believe you will need to fund your operations for the next twelve months after the completion of this offering. In doing so, please ensure that you revise your disclosure in the Liquidity and Capital Resources section of your Management's Discussion and Analysis to include such disclosure.

We have general adjusted through out references to the cost marketing and operations as well as the cost of maintaining reporting obligations.

Summary of this Offering

Net Proceeds to the Company, page 8

5.	Please revise your disclosure here to clarify whether your company will receive any proceeds from this offering. In this regard, we note your disclosure in this section states that you "shall not receive any of the proceeds from this Offering." Yet, the disclosure in your Use of Proceeds section on page 18 suggests that you will receive net proceeds of $1,300,000 from this offering (if one hundred percent of the offering is raised).

We have corrected this omission.

Plan of Distribution, page 19

6.	Please revise to consistently state that both the common stock offered by you and by the selling stockholders will be sold at a fixed price of $1.50 for the duration of the offering, or until your stock is listed on an established trading market. In this regard, your disclosure here says that selling stockholders have the ability to sell their shares at market prices.

We have corrected any discrepancies and clarified.

Description of the Business, page 24

7.	Please revise to disclose the precise status of your business with respect to your Specificity, Bullseye, Thru the Funnel, and PickPocket business lines, as well as the revenue generated, if any, from each of these businesses. As currently written, it is unclear whether you are currently engaged in such operations, or whether you are planning to engage in such operations in the future. Lastly, revise to clarify how you intend to utilize each of your business lines in the context of your core missions described on page 2 and your discussion of your Digital Marketing, Proof of Concept, Tech Incubator, and Investor Center, as described in your registration statement on pages 2-6.

We have expanded our disclosure accordingly.

Plan of Operation, page 33

8.	We note references here and in your risk factor disclosure on page 9 that your plan of operation involves purchasing and reselling event tickets. Please revise your disclosure here, and elsewhere as appropriate, to clarify whether you are in the business of purchasing tickets and reselling them and, if so, explain how this works into your overall mission discussed on page 2 and each of your business lines discussed on page 25.

We have removed all references to ticket sales.

Directors and Executive Officers

Background Information about our Officers and Directors, page 35

9.	We note that the biographical descriptions of your officers and directors are unclear with regard to the most recent five years of business experience, including positions held during that time and the relevant dates of employment. Please revise the descriptions of your officers and directors to eliminate any gaps or ambiguities regarding their experience during the most recent five years. Please refer to Item 401(e) of Regulation S-K.

We have expanded our disclosures and clarified time lines of employment.

Executive Compensation and Corporate Governance, page 37

10.	Please update your executive compensation disclosure to reflect the $94,774 in compensation that you paid to either your chief executive officer or entities affiliated with him during the period ended December 31, 2020 and the terms of any employment contract you have with your CEO, to which you make reference in Note 6 to your financial statements, or tell us why this disclosure is not necessary. Refer to Item 402(o) of Regulation S-K.

We have added “Other” compensation to Mr. Wood with an explanatory disclosure.

Consolidated Financial Statements

Balance Sheet, page F-2

11.	Please revise the issued and outstanding share description for your Series B Preferred Stock, so it is consistent with pages F-4 and F-10.

We have revised accordingly.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Michael Lawson

Michael Lawson, CEO

UAV Corp.

cc: William R. Eilers, Esq.